Exhibit 99.1

ASX ANNOUNCEMENT

27 August 2013

Capital management update and fund raising

•             Finalised additional Private Placement (“Placement”) of new shares to domestic institutional and sophisticated investors raising AUD 800,000

•             Increased partial underwriting of Share Purchase Plan (“SPP” or “Plan”) from AUD 400,000 to AUD 1,800,000

Melbourne, Australia, 27 August 2013:  Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced that as part of its capital management program, it has received additional commitments for a private placement of ordinary shares to domestic institutional and sophisticated investors to raise AUD 800,000.  The Company also advises that it has increased the level of underwriting on its current SPP from AUD 400,000 to AUD 1,800,000.

The additional placement of new shares was conducted under the Company’s current 15% placement capacity in accordance with ASX listing Rule 7.1.  The placement was conducted on the same terms as the placement announced by the Company on 1 August 2013 and increases the total amount raised under the private placements to AUD 3,000,000 (prior to payment of associated costs).  The additional funds raised will be used for the purposes outlined in the 1 August 2013 announcement.

The shares to be offered under the private placement will be issued at a price of AUD 0.072 per share, being the same price as the shares issued under the previous placement and those being offered to eligible shareholders under the Company’s current SPP.

The Company is also pleased to advise that the level of underwriting on the current SPP has increased from AUD 400,000 to AUD 1,800,000, representing the maxium amount that can be underwritten under the Company’s present placement capacity.  The Company proposes to raise up to AUD 3,000,000 under the SPP which opened on 23 August 2013 and closes on 26 September 2013.

Lodge Corporate Pty. Ltd. acted as Lead Manager on the private placement and SPP.  Lodge Corporate and Cygnet Capital Pty. Ltd. are acting as underwriters for the SPP.

Commenting on the increased underwriting, GTG Chief Executive Officer, Ms. Alison Mew said: “The significant additional commitment from the underwriters provides the Company with greater confidence that the SPP will be successful and that hopefully a larger proportion of eligible shareholders will take up their entitlements under the Plan.”

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.